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                                SECURITIES AND EXCHANGE COMMISSION

                                     Washington, DC 20549

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                                          FORM T-1/A

                             STATEMENT OF ELIGIBILITY AND QUALIFICATION
                             UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                             CORPORATION DESIGNATED TO ACT AS TRUSTEE

                             SECURITIES ACT OF 1933 FILE NO. 333-07261

                         CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY
                          OF A TRUSTEE PURSUANT TO SECTION 305(b)(2) /X/

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                                   FIRSTAR BANK OF MINNESOTA, N.A.
               (as Successor in interest to American Bank National Association)
                          (Exact name of Trustee as specified in its charter)

A National Banking Association                      41-0122055
(State of incorporation if not a national bank)     (IRS Employer
                                                    Identification No.)

101 East Fifth Street
Corporate Trust Department
St. Paul, Minnesota                                 55101
(Address of principal executive offices)            (Zip Code)

                                FIRSTAR BANK OF MINNESOTA, N.A.
                                  101 East Fifth Street
                                 St. Paul, Minnesota 55101
                                      (612) 229-2600
               (Exact name, address, and telephone number of agent for service)

                                -------------------------------
                                  Mirage Resorts, Incorporated
                        (Exact name of obligor as specified in its charter)

NEVADA                                              88-0058016
(State of incorporation or other            (IRS Employer Identification Number)
jurisdiction)


3400 Las Vegas Boulevard South
Las Vegas, Nevada                                   89109
(Address of principal executive offices)            (Zip Code)

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                            ___% Senior Notes Due           , 2006*
                                (Title of Indenture securities)

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* This Form T-1 relates only to this class of securities.


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Item 1.  GENERAL INFORMATION. Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

              -Comptroller of the Currency
               Treasury Department
               Washington, DC
              -Federal Deposit Insurance Corporation
               Washington, DC
              -The Board of Governors of the Federal Reserve System
               Washington, DC

         (b)  The Trustee is authorized to exercise corporate trust powers.

                                       GENERAL

Item 2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS. If the obligor or any underwriter for the obligor is an affiliate of the Trustee, describe each such affiliation.

         None
         See Note following Item 16.

ITEMS 3-15 ARE NOT APPLICABLE BECAUSE TO THE BEST OF THE TRUSTEE'S KNOWLEDGE THE OBLIGOR IS NOT IN DEFAULT UNDER ANY INDENTURE FOR WHICH THE TRUSTEE ACTS AS TRUSTEE.

Item 16. LIST OF EXHIBITS. Listed below are all the exhibits filed as a part of this statement of eligibility and qualification.

         Exhibit 1. Copy of Articles of Association of the trustee now in effect.

         Exhibit 2.  a.  A copy of the certificate of the Comptroller of
                         Currency dated June 1, 1965, authorizing Firstar Bank of Minnesota, N.A. to act as fiduciary.

                     b. A copy of the certificate of authority of the trustee to commence business issued June 9, 1903, by the Comptroller of the Currency to Firstar Bank of Minnesota, N.A.

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         Exhibit 3.  A copy of the authorization of the trustee to exercise corporate trust powers issued by the Federal Reserve
                     Board.

         Exhibit 4.  Copy of By-laws of the trustee as now in effect.

         Exhibit 5. Copy of each Indenture referred to in Item 4. Not applicable.

         Exhibit 6. The consent of the trustee required by Section 321(b) of the Act.

         Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

                                             NOTE

    The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligor within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligor, or affiliates, are based upon information furnished to the Trustee by the obligor. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

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                                     SIGNATURE

    Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, a national banking association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Saint Paul and State of Minnesota on the 15th day of October, 1996.


                                  FIRSTAR BANK OF MINNESOTA, N.A.

[SEAL]


                                  ------------------------------------------
                                        Frank P. Leslie III
                                        Vice President